THE

Rickhouse

HOTEL + DISTILLERY



A premium boutique hotel and the absolute best in southern hospitality, dining, & bourbon.

ABOUT THE RICKHOUSE

The Rickhouse Hotel is a new business start-up created in 2019 for the purchase and renovation of a 36,000+ square foot facility in Versailles, KY. These buildings will be renovated into a bourbon and horse racing-themed boutique hotel with a restaurant and an operating micro-distillery that will service bluegrass and bourbon trail tourism in the area.

OUR TEAM



Dr. Jarrod Williams
Co-Founder

Jarrod Williams founded Porch Light Properties, LLC in December of 2014 while completing a doctoral program at the University of Kentucky. The company focuses on long-term hold opportunities in both multifamily residential as well as commercial properties. The company is a family-owned and operated business with current investments in Fayette, Woodford, and Mercer counties and $2.5MM in asset value in their portfolio. Together with Alex, he has focused on real estate development in downtown Versailles since the opening of the Amsden in 2017.



Mr. Alex Riddle
Chief Connector/ Facilitator

Alex Riddle is a son of the horse industry and grew up in Woodford County, Kentucky. He currently works as a Equine Sales Manager selling equine pharmaceuticals and devices to veterinarians and vet clinics across the southeast. Moving back to Versailles in 2016 and fully renovating a historic home on Main Street in the Downtown Business District with his wife Emily, the two of them began to see great opportunity in a downtown that had. He has since put together different partnerships with old friends and investors to purchase, fully renovate and lease/operate several commercial buildings around downtown Versailles, KY.

The Rickhouse

Emily Riddle
Designer and Creative Director



Emily Riddle is a self-started entrepreneur in Central Kentucky. By trade she is an interior decorator with a long history and client list of influential equestrian clients and hospitality businesses. She specializes in design and decorating, both commercial and residential, with projects all across the state of Kentucky.

Emily Lynn
Co-Founder



With a passion for hospitality that started in Lexington, KY, Emily Lynn brings over 25 years of hospitality experience to every project she undertakes. Emily has held senior level positions at leading and highly respected hotel organizations, overseeing branded hotels, independent lifestyle and luxury properties with asset valuation in excess of $1 billion.



The Rickhouse Hotel and Still will curate culinary experience, bourbon, and a premium boutique hotel stay which matches our guests' expectations of the elite Bluegrass lifestyle. Central Kentucky is home to both the finest in Thoroughbred Racehorses and the pinnacle of premium bourbon whiskey distilling.







The accomodations

Our hotel will provide 44 individually-styled exclusive rooms for our overnight guests to fully immerse themselves in the affluence and social lifestyle of the bourbon-fueled horse owner.

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- Each room will be designed and decorated by a local entrepreneur with deep bourbon or horse industry ties complete with works of art featuring many of the major local horse farms and distilleries. Each design decision and decor placement will be geared to optimize our guests' stay and allow them to recharge for a day of horse racing or distillery tours.

The Rickhouse





The micro-distillery

The Rickhouse Hotel will contain an operating micro-distillery that will showcase for our guests the art of the distilling process, the techniques honed in this region over generations, as well as an infusion of creativity and innovation that they are unlikely to witness from the old guard.

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Rick & Still, LLC

- Rick and Still will build the distillery space in Phase 1 of development, complete with full distilling operating equipment. The equipment will be secured through a Community Development Block Grant sponsored by the city of Versailles as an incentive for job creation by the business.





The restaurant & bar

The restaurant will offer the best in farm to table food in the region.





- Our entrepreneurial and experimental excitement will bleed over into the operations of the restaurant/bar which will feature a constantly changing menu of locally-sourced cuisine and seasonal cocktails and will be owned and operated by a local restaurateur.





The bar

The Rickhouse Hotel will include a premier bar that will flow seamlessly with the lobby of the main hotel.

Guests will have an opportunity and are encouraged to grab a drink and walk about the complex. Versailles recently passed an open container policy for the downtown area that would also allow our guests to take their drinks outside and roam about to the various shops in the historic downtown scene.



The bar will feature the best bourbon that the Bluegrass has to offer as well as unique spirits, cocktails, and drinks from the distillery that are completely unique to The Rickhouse Hotel. The distillery will operate the bar utilizing their alcohol license and the profits will be billed back to Rick and Still.



As a business and high-end tourist hotel, obtaining a spot as a permanent fixture in the local and national marketplace is our primary goal. We wish to acquire national and international renown as an exclusive traveler's destination to Kentucky bourbon and horse country within the next 5 years. All of our services will be offered in the *historic downtown district of Versailles*. 101 North Main St. was originally the first bank west of the Allegheny Mountains and 108-112 North Main was originally the site of the Woodford Hotel in the late 1800's. These buildings will be renovated to state of the art quality, refurbishing and rehabilitating them to their historic beauty and function. The history of the area will be captured in every detail of the design and build.

We see it as our main mission to *provide the highest quality* accommodation, amenities, experiences, and services at *justified prices* to our target clientele. The restaurant will offer the *best in farm to table food in the region*, the distillery will make *unique high quality products* that cannot be found elsewhere, and the bar and lounge will have a *selection of bourbon whiskey* that any Kentucky native would be proud and maybe envious of.

The long term goal of Rick and Still, alongside management through Single Barrel Group (SBG), is to be the trusted resource for the entire experience a visitor has on their trip to the Bluegrass.

From experiencing the history of the Bourbon Trail to the excitement of the last furlong at Keeneland, to the authenticity of the region's unique eateries, we will be their guide to all that is good in Kentucky.

The Rickhouse

We believe the uniqueness of our product could lead to stable investment that will be very hard for our competition to duplicate. This will lead to more predictable pricing and demand which in turn will lead to potentially high returns for our investors.

- ## Local Knowledge

  - Members of SBG have contributed to 4 previous projects in the last 4 years in this downtown Versailles district.
  - These projects have led to 15 locally owned and operated businesses.
  - The Rick and Still location will result in 6 of the 8 buildings surrounding the courthouse on Court street being partially owned by members of SBG.
  - Members of SBG have substantial horse and bourbon industry knowledge and connections locally.

- ## Hotel Feasibility

  - There is only one other hotel located in Versailles.
  - A study conducted within the last 3 years estimated that Versailles is short over 100 hotel rooms to reach saturation.
  - One of the businesses partially owned by members of SBG is a wedding venue located next to the Rick and Still location that has 59 event bookings in the coming 12 months with no place in the area for the guests to stay.
  - The Bourbon Trail receives 1.5 million visitors annually and Rick and Still is uniquely positioned to service this group.

- ## Amenities and Service

  - The hotel will have superior individual guest service and concierge services.
  - An operating bourbon distillery in the hotel will make it completely unique to the area.

Downtown Versailles is redeveloping and becoming a *hub for high-aesthetic, experiential retail, entertainment, and tourism*. Members of our group have been responsible for the anchor developments in the area of The Amsden and renovation of the Historic Versailles United Methodist Church into The Galerie, a destination retail, restaurant, and event space. These projects as well as a handful of others that we are affiliated with in the area have resulted in the *creation of 15 new locally owned businesses and dozens of jobs.*

- Create a stable market beating return and *create name and brand recognition* in the area in order to create a moat between us and our competition.

- *Become established* as the sought after place to stay for Bourbon Trail and horse country visits

- Establish a *reliable source of funding for expansion* of this business and future project developments

- *Rehabilitate historic architecture* and enhance qualities for future use

- Provide a *venue for interactions between the community and out of town visitors*

- Establish an *organization that benefits a community* by providing business opportunities for employment and investment, foot traffic for local businesses, and resources for local communities

- Obtain total *funding in the amount of $6,500,000*

- Create an *internal rate of return that is attractive* to investors/owners

- Create a *sustainable hotel property value* supporting investors exit strategy

- Use direct *marketing strategies* to advertise to target market through social media and other internet based platforms

- Establish *physical market reach* in target markets in *the midwest, south, and eastern territories of the US*